Exhibit 99.2

TOYO Co., Ltd Announces First Half 2025 Financial Results

● Raises outlook for shipments, revenues and net income for 2025

TOKYO, Japan, September 8, 2025 – TOYO Co., Ltd (Nasdaq: TOYO) (“TOYO” or the “Company”), a solar solution company, today announced its unaudited and unreviewed financial results for the first six months ended June 30, 2025.

Key Business Highlights for 1H 2025

●	Approximately 1.6 GW of solar cells shipped.

●	Revenues of approximately $139 million, an increase of 0.7% compared to $138.1 million for the same period in the prior year.

●	Non-GAAP Adjusted EBITDA of approximately $23 million compared to $33 million for the same period in the prior year.

●	Successfully commissioned the first 2 GW solar cell plant in Ethiopia in April 2025.

●	Commenced production of an additional 2 GW of solar cells at our Ethiopian facility, and expect to reach full capacity in October 2025.

●	Confirmed orders cover 4 GW production capacity for our Ethiopian facility through the first half year of 2026.

●	Acquired the VSUN brand to drive strategic growth.

●	Redirected Vietnam cell capacity to serve non-U.S. high-growth markets, notably India and Taiwan.

●	New 1 GW solar module plant in the Houston metropolitan area has begun trial production.

●	New module facility is expected to qualify for tax incentives of 7 cents per watt under Section 45X of the Internal Revenue Code through 2030

Outlook for full year 2025

●	Solar cell shipments are expected to reach approximately 4.2-4.4 GW for the full year 2025, fuelled by robust demand and new capacity from the Company’s manufacturing facility in Ethiopia.

●	Solar module production in the Houston metropolitan area has commenced trial production and is expected to gradually increase deliveries of solar modules by the end of 2025.

●	Net income for the full year 2025 is expected to reach approximately $39-45 million, reflecting continued growth and improving margins.

Management comments

“Against a very turbulent environment for renewable energy and shifting tariff landscape, TOYO’s team has pivoted our sourcing and production strategy,” said Junsei Ryu, Chairman and CEO of TOYO. “Our new solar cell facility in Ethiopia is now running at full 2GW capacity and is on track to reach 4GW full capacity by October 2025. This provides TOYO with a very attractive cost structure, state-of-the-art facility, abundant green power, and the lowest available tariff rates in a country with which the U.S. currently has a trade surplus.”

“We are also pleased to announce that we have commenced trial production at our new module facility in the Houston metropolitan area, delivering on the promise of our ‘made-in-USA-for-the-USA’ strategy. With the newly acquired VSUN brand, we intend to build on its relationships with many of North America’s leading utility-scale developers. These partners are focused on deploying solar panels that deliver industry-leading performance while benefiting from the advantages of domestic manufacturing — a combination that positions TOYO to capture significant growth opportunities in this key market. We will continue to collaborate closely with our industry partners in our efforts to migrate key components to the U.S.,” Mr. Ryu continued.

Unaudited and Unreviewed First Half 2025 Results

Revenues for the first half of 2025 were approximately $139 million, which increased 0.7% from $138.1 million for the same period in the prior year. The increase was due to the positive contribution of the Company’s new solar cell facility in Ethiopia, which commenced operations in April 2025, serving U.S. end customers and providing more attractive pricing and margin opportunities.

The cost of revenues was approximately $116 million for the first half of 2025, compared to $111.4 million for the same period in the prior year.

Gross profit margin was 16.6% for the first half of 2025 compared to 19.3% for the same period in the prior year. The lower gross profit margin was primarily caused by increasing unit cost of raw materials.

Total operating expenses increased 219.9% to approximately $13 million for the first half of 2025 from $4.2 million for the same period in the prior year.

●	Selling expenses were approximately $3 million for the first half of 2025 compared to $0.04 million for the same period in the prior year. The increase was attributable to higher sales commissions from new customers.

●	General and administrative expenses were approximately $11 million for the first half of 2025, compared to $3.8 million for the same period in the prior year. The increase was primarily driven by expenses related to managing new facilities in Houston and Ethiopia, as well as increased expenses associated with being a public company.

Non-GAAP Adjusted EBITDA of approximately $23 million for the first half of 2025 compared to $33 million for the same period in the prior year, reflecting reduced sales volume to the U.S. market, as Vietnam’s capacity was allocated to non-U.S. regions, while Ethiopia’s operations only commenced in April 2025, as well as changes in fair value of contingent consideration payable related to earnout shares.

Net income attributable to TOYO’s shareholders was approximately $4 million for the first half of 2025, compared to $19.6 million for the same period in the prior year, reflecting the increase in operating expenses to support future growth.

Earnings per share, basic and diluted, were $0.10 for the first half of 2025, compared to earnings per share, basic and diluted, of $0.48 for the same period in the prior year.

As of June 30, 2025, the Company had approximately $30 million in cash and current restricted cash, compared to $15.5 million as of December 31, 2024.

Business Outlook

For the full year of 2025, TOYO expects to exceed its previous guidance of 3.5 GW in solar cell shipments, projecting approximately 4.2-4.4 GW for full year 2025. This is anticipated to drive revenues in the range of approximately $375 million to $400 million, with projected net income between approximately $39 million and $45 million.

“In the second half of 2025, we are focused on scaling up production of solar cells at our Ethiopian facility to a run-rate of 4GW while diverting production at our Vietnamese facility to growing markets that are not subject to the high tariffs that now exist in the U.S.,” said Mr. Ryu. “We intend to judiciously expand our U.S. module capacity as we are able to refine our sourcing strategy and balance investment priorities. Despite some changes to energy policy, we believe that solar energy is the best option for adding capacity to the energy grid quickly and affordably, as well as meeting the increasing growth in electricity demand in the U.S. and other developed countries. We expect that the cash generated from these facilities will provide us with the flexibility to fund continued expansion internally.”

“The commencement of U.S. production has now set the stage to consolidate the VSUN brand, sales channels, and customer base within TOYO to create a streamlined organization able to deliver the high-performance solar solutions that utility-scale customers demand. We look forward to sharing additional details about this strategy soon, which we believe will significantly bolster our future financial profile and the value we can deliver to our customers,” he concluded.

Conference Call

TOYO will host a webcast and conference call to discuss first half 2025 results on September 8, at 8:30 a.m., ET. A live webcast and a slide presentation will be available on TOYO’s investor relations website in the “Events” section at investors.toyo-solar.com.

The dial in numbers for the conference call will be as follows:

Participant Toll-Free Dial-In Number: (800) 715-9871

Participant Toll Dial-In Number: +1 (646) 307-1963

Japan - Tokyo: +81.3.4578.9081

Conference ID: 7240281

Live Webcast: https://events.q4inc.com/attendee/735702658

Exchange Rate Information

This announcement contains translations of certain Vietnamese Dong, or VND, amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, except for the exchange rate of VND26,103 to US$1.00 used for the cash balance, all translations from VND to U.S. dollars and from U.S. dollars to VND are made at an exchange rate of VND 26,103 to US$1.00, the average exchange rate for the six months ended

June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the VND or U.S. dollar amounts referenced herein could be converted into U.S. dollars or VND, as the case may be, at any particular exchange rate or at all.

About TOYO Co., Ltd.

TOYO is a solar solutions company committed to becoming a full-service solar solutions provider in the global market, integrating upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufactures, and strategies of building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aummedia.org

Tel: (646) 652-7185

Use of Non-GAAP Financial Measure

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income before interest, taxes, depreciation and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations. The adjustments currently include Changes in fair value of contingent consideration payable.

TOYO Co., Ltd.
UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the Six Months Ended June 30,
	2025	2024
Revenues from related parties	$25,085,549	$112,287,775
Revenues from third parties	114,019,674	25,790,220
Revenues	139,105,223	138,077,995

Cost of revenues – related parties	(17,983,523)	(84,435,258)
Cost of revenues – third parties	(98,037,375)	(26,995,841)
Cost of revenues	(116,020,898)	(111,431,099)
Gross profit	23,084,325	26,646,896

Operating expenses
Selling and marketing expenses	(2,530,879)	(355,026)
General and administrative expenses	(10,878,506)	(3,836,158)
Total operating expenses	(13,409,385)	(4,191,184)

Income from operations	9,674,940	22,455,712

Other expenses, net
Interest expenses, net	(1,777,036)	(1,767,661)
Other expenses, net	(757,926)	(1,137,603)
Changes in fair value of contingent consideration payable	(1,341,794)	—
Total other expenses, net	(3,876,756)	(2,905,264)

Income before income taxes	5,798,184	19,550,448

Income tax expenses	(3,296,448)	—
Net income	2,501,736	19,550,448
Less: net loss attributable to noncontrolling interests	(965,275)	—
Net income attributable to TOYO Co., Ltd.’s shareholders	$3,467,011	$19,550,448

Other comprehensive loss
Foreign currency translation adjustment	(1,675,148)	(3,046,730)
Comprehensive income	826,588	16,503,718
Less: net loss attributable to noncontrolling interests	(965,275)	—
Comprehensive income attributable to TOYO Co., Ltd.’s shareholders	$1,791,863	$16,503,718

Weighted average number of ordinary share outstanding – basic and diluted*	34,040,373	41,000,000
Earnings per share – basic and diluted*	$0.10	$0.48

TOYO Co., Ltd.
UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30, 2025	December 31, 2024
	(unaudited)
ASSETS
Current Assets
Cash	$28,192,265	$13,654,445
Restricted cash	1,876,423	1,878,267
Accounts receivable, net	12,153,726	6,913,996
Accounts receivable – a related party	4,460,162	11,840,648
Prepayments	8,977,670	392,249
Prepayments – a related party	6,470,741	—
Inventories	53,547,925	19,984,094
Other current assets	2,198,093	725,130
Total Current Assets	117,877,005	55,388,829

Non-current Assets
Restricted cash, non-current	6,599,123	1,616,677
Long-term prepaid expenses	6,965,655	7,217,986
Deposits for property and equipment	16,373,814	9,716,009
Property and equipment, net	169,340,273	129,039,494
Right of use assets	35,830,986	36,627,800
Other non-current assets	636,494	192,905
Total Non-current Assets	235,746,345	184,410,871
Total Assets	$353,623,350	$239,799,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$22,612,580	$16,126,730
Accounts payable	54,971,208	17,629,696
Contract liabilities	3,205,431	3,635,144
Contract liabilities – a related party	64,542,980	20,098,561
Income tax payable	3,157,686	781,238
Due to related parties	78,942,226	56,633,373
Other payable and accrued expenses	5,817,772	3,392,774
Lease liabilities, current	2,445,388	2,118,900
Contingent consideration payable (13,000,000 earnout shares subject to surrender and cancel as of December 31, 2024)	—	4,617,000
Long-term bank borrowings, current portion	13,563,238	—
Total Current Liabilities	249,258,509	125,033,416

Lease liabilities, non-current	34,122,050	34,327,142
Long-term bank borrowings, non-current portion	—	20,999,733
Total Non-current Liabilities	34,122,050	55,326,875
Total Liabilities	282,380,559	180,360,291

Commitments and Contingencies (Note 16)

Shareholders’ Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 35,308,040 shares and 46,595,743 shares issued as of June 30, 2025 and December 31, 2024, and 35,308,040 shares outstanding as of June 30, 2025 and 33,595,743 shares outstanding (excluding 13,000,000 earnout shares subject to surrender and cancel) as of December 31, 2024, respectively)*	3,530	3,359
Additional paid-in capital	20,391,528	14,414,905
Retained earnings	53,783,497	50,316,486
Accumulated other comprehensive loss	(7,169,938)	(5,494,790)
Total TOYO Co., Ltd. Shareholders’ Equity	67,008,617	59,239,960
Non controlling interest	3,234,174	199,449
Total Equity	70,242,791	59,439,409
Total Liabilities and Equity	$353,623,350	$239,799,700

TOYO Co., Ltd.
UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by operating activities	$40,045,122	$21,798,732

Cash flows from investing activities:
Purchase of property and equipment	(47,128,016)	(16,592,618)
Advances made to a related party	(67,393)	—
Net cash used in investing activities	(47,195,409)	(16,592,618)

Cash flows from financing activities:
Capital injection from shareholders	4,000,000	10,000
Proceeds from short-term bank borrowings	22,755,361	34,680,563
Repayment of short-term bank borrowings	(15,780,809)	—
Proceeds from long-term bank borrowings	—	11,363,413
Repayment of long-term bank borrowings	(7,051,681)	—
Proceeds from borrowings from a related party	22,725,000	5,000,000
Repayment of borrowings to a related party	—	(27,992,018)
Payments of offering costs	—	(1,569,634)
Net cash provided by financing activities	26,647,871	21,492,324

Effect of exchange rate changes on cash and restricted cash	20,838	(1,309,108)

Net increase in cash and restricted cash	19,518,422	25,389,330
Cash and restricted cash at beginning of period	17,149,389	18,997,493
Cash and restricted cash at end of period	$36,667,811	$44,386,823

Supplemental cash flow information
Cash paid for interest expense to a bank	$748,698	$1,059,748
Cash paid for interest expense to a related party	$—	$631,388
Cash paid for income tax	$—	$—

Supplemental cash flow information for non-cash operating, investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,863,841	$—
Purchase of property, plant and equipment financed by accounts payable	$19,328,018	$23,024,401
Issuance of ordinary shares to settle contingent consideration payable	$5,958,794	$—
Payment of offering cost financed by other payable	$—	$700,000

Reconciliation of cash and restricted cash to the consolidated balance sheets

	June 30, 2025	December 31, 2024
Cash	$28,192,265	$13,654,445
Restricted cash	1,876,423	1,878,267
Restricted cash, non-current	6,599,123	1,616,677
	$36,667,811	$17,149,389

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Reconciliation of Non-GAAP to GAAP Measures (Unaudited and Unreviewed)

(Stated in US dollars)

	For the Six Months Ended June 30,
	2025	2024
Reconciliation of non-GAAP income from operations:
Net Income	$2,501,736	$19,550,448
Depreciation and amortization expenses	13,825,303	11,655,486
Income tax (benefits) expenses	3,296,448	—
Interest expenses	2,027,589	1,789,057
EBITDA	21,651,076	32,994,991

Adjustments:
Changes in fair value of contingent consideration payable	1,341,794	—
Adjusted EBITDA	$22,992,870	$32,994,991